*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

ISTA PHARMACEUTICALS, INC.

15295 Alton Parkway

Irvine, CA 92618

January 29, 2010

VIA FEDEX AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sasha S. Parikh, Staff Accountant

Re:

ISTA Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

Responses to United States Securities and Exchange Commission Staff (“Staff”)

comments made by letter dated December 23, 2009

Dear Ms. Parikh:

Set forth below are the responses of ISTA Pharmaceuticals, Inc. (the “Company”) to Staff comments made by letter dated December 23, 2009 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-K/A for the Fiscal Year Ended December 31, 2008, and Definitive Proxy Statement filed October 30, 2009 (File No. 000-31255). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Patents and Proprietary Rights, page 10

1.	Please discuss your material patents or groups of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection; identify the product(s), product candidate(s), or technology that are dependent on the patent(s); disclose when the patent(s) expires; and disclose whether you hold or license the patent(s).

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

Company Response:

The Company confirms that in its future Form 10-K filings, beginning with the Form 10-K for the fiscal year ended December 31, 2009, the Company will expand its discussion of intellectual property in acknowledgment of the Staff’s comment. Specifically, subject to updating to reflect changes in the Company’s intellectual property rights after the date hereof, the Company proposes that the disclosure under the caption “Patents and Proprietary Rights” will now include a table that identifies, for each of the Company’s material products or material product candidates covered by a patent, the technology or technologies dependent on each such patent, the jurisdiction where such patent protection has been obtained, the expiration date of such patent, and whether the Company owns or licenses such patent. Therefore, the disclosure under the caption “Patents and Proprietary Rights” will be substantially as follows:

“Our success depends in part on our ability to obtain patent protection for our inventions, to preserve our trade secrets and to operate without infringing the proprietary rights of third parties. Our strategy is to actively pursue patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage. As of December 31, 2009, we owned 14 issued U.S. patents, 6 pending U.S. patent applications, 37 issued foreign patents, and 9 pending foreign patent applications. In addition, as of December 31, 2009, we licensed 6 issued U.S. patents, 3 pending U.S. patent applications, 1 issued foreign patent, and 1 pending foreign patent application.

The table below sets forth, for each of our material products or material product candidates covered by a patent, the technology or technologies dependent on each such patent, the jurisdiction where such patent protection has been obtained, the expiration date of such patent, and whether we own or license such patent.

Product or Product Candidate Subject to Patent Protection	Technology	Jurisdiction	Expiration Date	Owned or Licensed Patent
Bepreve™	Bepotastine active ingredient	US	12/26/2016	Licensed
Bepreve	Formulation	US	Patent application	Licensed
Istalol®	Method of use	US	11/2/2018	Licensed
Bromfenac Dry Eye	Formulation and method of use	US	Patent application	Owned
T-Pred™	Formulation and method of use	US and Canada	Patent application	Owned
Ecabet sodium	Method of use	US	11/13/2016	Licensed

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

In addition to patents, we rely on trade secrets and proprietary know-how. We seek protection of these trade secrets and proprietary know-how, in part, through confidentiality and proprietary information agreements. We make efforts to require our employees, directors, consultants and advisors, outside scientific collaborators and sponsored researchers, other advisors and other individuals and entities to execute confidentiality agreements upon the start of employment, consulting or other contractual relationships with us. These agreements provide that all confidential information developed or made known to the individual or entity during the course of the relationship is to be kept confidential and not be disclosed to third parties, except in specific circumstances. In the case of employees and some other parties, the agreements provide that all inventions conceived by the individual will be our exclusive property. These agreements may not provide meaningful protection for, or adequate remedies to protect, our technology in the event of unauthorized use or disclosure of information. Furthermore, our trade secrets may otherwise become known to, or be independently developed by, our competitors.

We have not conducted an extensive search of patents issued to other parties and no assurance can be given that such patents do not exist, have not been filed, or could not be issued which contain claims relating to our technology and products. If such patents do exist, the owners may bring claims against us for infringement, which may have an adverse effect on our business.

We also file trademark applications to protect the names of our products. These applications may not mature to registration and may be challenged by third parties. In addition, some of our trademarks, including Xibrom®, are owned by, or assignable to, our licensors, such as Senju, and upon expiration or termination of the license agreements, we may no longer be able to use these trademarks.”

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

2.	On page 38, you disclose that you authorize exchanges for expired products in accordance with your return goods policy and procedures. You disclose that your policy allows customers to return products within six months of their respective

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Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

expiration dates and for a period up to 12 months after such products have reached their respective expiration dates. Revise your disclosure to address:

•	Whether the returned product is resalable;

•	The manner in which product exchanges are made (i.e. from product in your inventory or by issuing cash or credit);

•

If exchanges are made from your inventory, a) how, at the time of original sale, you account for your estimate of product that may ultimately be returned and b) how, at the time of exchange, you account for the product actually returned. Provide us an analysis supporting your accounting treatment with reference to authoritative literature. It also may be helpful to provide us an example showing the journal entries made.

Company Response: The Company’s return policy is to accept returns for products within six months of their respective expiration dates and for a period up to twelve months after such products have reached their expiration dates. The exceptions to this policy are returns for damaged goods and returns for certain products following specific product recall or product withdrawal actions. For returns that fall within the stated policy, the Company typically refunds the agreed proportion of the sales price by the issuance of a credit, rather than cash refund or exchanges for inventory. Returned product is destroyed.

The Company also advises the Staff that returned product is exchanged for inventory on an exception basis only, such as short dating on initial product launches. The Company has not had any product exchanges since its last product launch in 2005 and therefore, the impact of exchanges is not material, both qualitatively and quantitatively, to the financial statements. Consequently, it would not be meaningful to the investors for the Company to expand its disclosure to cover how it accounts for these returns at the time of sale of the product or at the date of the actual return.

In response to the Staff’s comment, in future Form 10-K filings, beginning with the Form 10-K for the fiscal year ended December 31, 2009, the Company proposes to revise the first paragraph of its “Revenue Recognition” disclosure contained in the Critical Accounting Policies and Estimates section of Item 7 of Part II of the 10-K and where necessary in the notes to the consolidated financial statements, substantially as follows (additions to existing disclosure have been underlined for the Staff’s convenience):

“Product Revenue. We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and we are reasonably assured of collecting the resulting receivable. We recognize product revenue net of estimated allowances for discounts, returns, wholesaler fees, rebates and chargebacks. If actual future payments for allowances for discounts, returns, wholesaler fees, rebates and chargebacks exceed the estimates we made at the time of sale, our financial position, results of operations and cash flows would be negatively impacted.

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Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

In general, we are obligated to accept from our customers the return of pharmaceutical products that have reached their expiration date. We authorize returns for damaged products and, on a limited basis, exchanges for expiring and expired products in accordance with our return goods policy and procedures, and have established reserves for such amounts at the time of sale. We typically refund the agreed proportion of the sales price by the issuance of a credit, rather than cash refund or exchanges for inventory, and the returned product is destroyed. With the launch of each of our products, we recorded a sales return allowance, which was larger for stocking orders than subsequent re-orders. To date, actual product returns have not exceeded our estimated allowances for returns. Although we believe that our estimates and assumptions are reasonable as of the date when made, actual results may differ significantly from these estimates. Our financial position, results of operations and cash flows may be materially and negatively impacted if actual returns exceed our estimated allowances for returns.”

The Company confirms that it has also considered whether to revise the disclosure on product returns included in the notes of its financial statements in the 2008 Form 10-K. The Company considered, amongst other things, the significance of product returns relative to other sales allowances, and the significance of product returns and sales allowances in the context of the consolidated financial statements as a whole. After due consideration, the Company believes that the current disclosure (aside for the slight modification noted above) in the consolidated financial statements is sufficiently descriptive of the accounting policy adopted by the Company and that the level of disclosure is commensurate with the significance of product returns to the Company. Accordingly, the Company proposes not to amend the current disclosure relating to its accounting policy for product returns in the notes to the consolidated financial statements, but will make the aforementioned modifications in future filings.

3.	We believe that your disclosure related to estimates of items that reduce gross revenue such as rebates, chargebacks, wholesaler fees, returns, and other discounts and allowances could be improved. Please revise your disclosure to include a roll forward of the accrual for each estimate for each period presented showing the following:

•	Beginning balance,

•	Current provision related to sales made in current period,

•	Current provision related to sales made in prior periods,

•	Actual returns or credits in current period related to sales made in current period,

•	Actual returns or credits in current period related to sales made in prior periods, and

•	Ending balance.

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue, i.e. product returns, chargebacks, rebates and other discounts and allowances, including the effect that changes in your estimates of these items had on your revenues and operations.

Company Response: The Company confirms that in its future Form 10-K filings, beginning with the Form 10-K for the fiscal year ended December 31, 2009, the Company will include a rollforward of the activity in the accruals for its significant sales allowances in Schedule II, to be included under Item 15 of Part IV of the Form 10-K. The Company identifies product returns by their manufacturing lot number. Because the Company manufactures in bulk, lot sizes can be large and, as a result, sales of any individual lot may occur over several periods. As a result, the Company is unable to specify if actual returns or credits relate to a sale that occurred in the current period or a prior period, and therefore, the Company cannot specify how much of the allowance recorded relates to sales made in prior periods. The accounting objective of the sales allowances is to provide a reasonable estimate of the aggregate required amount at the time of sale (for all such deductions).

Therefore, in response to the Staff’s comment, the Company proposes to revise its disclosure in the Notes to the Consolidated Financial Statements relating to Revenue Recognition in future Form 10-K filings, substantially as follows (additions to existing disclosure have been underlined for the Staff’s convenience):

“1. Organization and Summary of Significant Accounting Policies

Product revenue. The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and the Company is reasonably assured of collecting the resulting receivable. The Company recognizes product revenue net of estimated allowances for discounts, wholesaler fees, returns, rebates and chargebacks. Such estimates require the most subjective and complex judgment due to the need to make estimates about matters that are inherently uncertain. Actual results may differ significantly from the Company’s estimates. Changes in estimates and assumptions based upon actual results may have a material impact on the Company’s results of operations and/or financial condition.

The Company establishes allowances for estimated rebates, chargebacks, product returns and other allowances based on numerous qualitative and quantitative factors, including:

•	the number of and specific contractual terms of agreements with customers;

•	estimated level of units in the distribution channel;

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Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

•	historical rebates, chargebacks and returns of products;

•	direct communication with customers;

•	anticipated introduction of competitive products or generics;

•	anticipated pricing strategy changes by ISTA and/or its competitors;

•	analysis of prescription data gathered by a third-party prescription data provider;

•	the impact of changes in state and federal regulations;

•	estimated remaining shelf life of products; and

•	the impact of wholesaler distribution agreements.

In its analyses, the Company utilizes on hand unit data purchased from the major wholesalers, as well as prescription data purchased from a third-party data provider, to develop estimates of historical unit channel pull-through. The Company utilizes an internal analysis to compare historical net product shipments to estimated historical prescriptions written and historical returns. Based on that analysis, it develops an estimate of the quantity of product which may be subject to various discounts, product returns, rebates, chargebacks, and wholesaler fees.

The Company records estimated allowances for rebates, chargebacks, product returns and other allowances in the same period when revenue is recognized. The objective of recording the allowances for such deductions at the time of sale is to provide a reasonable estimate of the aggregate amount the Company expects to credit its customers. Customers typically process their claim for allowances such as early pay discounts promptly, usually within the established payment terms. The Company monitors actual credit memos issued to its customers and compares such actual amounts to the estimated provisions, in the aggregate, for each allowance category to assess the reasonableness of the various reserves at each balance sheet date. Differences between the Company’s estimated allowances and actual credits issued have not been significant, and are accounted for in the current period as a change in estimate in accordance with generally accepted accounting principles.

The Company identifies product returns by their manufacturing lot number. Because the Company manufactures in bulk, lot sizes can be large and, as a result, sales of any individual lot may occur over several periods. As a result, the Company is unable to specify if actual returns or credits relate to a sale that occurred in the current period or a prior period, and therefore, the Company cannot specify how much of the allowance recorded relates to sales made in prior periods. Since there have been no material differences between estimates recorded and actual credits issued, the Company believes its systems and procedures are adequate for managing its business.

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Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

The Company also periodically offers promotional discounts to its existing customer base. These discounts are calculated as a percentage of the current published list price. Accordingly, the discounts are recorded as a reduction of revenue in the period that the program is offered. In addition to promotional discounts, at the time that the Company implements a price increase, the Company generally offers its existing customer base an opportunity to purchase a limited quantity of product at the previous list price. Shipments resulting from these programs generally are not in excess of ordinary levels, and therefore, the Company recognizes the related revenue upon receipt by the customer and includes the sale in estimating its various product-related allowances. In the event the Company determines that these sales represent purchases of inventory in excess of ordinary levels for a given wholesaler, the potential impact on product returns exposure would be specifically evaluated and reflected as a reduction in revenue at the time of such sale.

Allowances for estimated rebates, chargebacks and other discounts such as wholesaler fees were $[__] million and $2.6 million as of December 31, 2009 and 2008, respectively. These allowances reflect an estimate of the Company’s liability for items such as rebates due to various governmental organizations under the Medicare/Medicaid regulations, rebates due to managed care organizations under specific contracts and chargebacks due to various organizations purchasing certain of our products through federal contracts and/or group purchasing agreements. The Company estimates its liability for rebates and chargebacks at each reporting period based on a combination of quantitative and qualitative assumptions listed above.

As a percentage of gross product revenue, the allowance for rebates, chargebacks and other discounts such as wholesaler fees was [__]%, 9.8% and 7.5% for the years ended December 31, 2009, 2008 and 2007, respectively. The increase is due in part to the increase in the number of managed care contracts, federal contracts and wholesaler distribution agreements entered into during 2009 and 2008.

Allowances for product returns were $[__] million and $3.2 million as of December 31, 2009 and 2008, respectively. These allowances reflect an estimate of the Company’s liability for product that may be returned by the original purchaser in accordance with the Company’s stated return policy, which allows customers to return product within six months of its expiration date and for a period up to 12 months after it has reached the expiration date. The Company estimates its liability for product returns at each reporting period based on the estimated units in the channel and the other factors discussed above. The Company’s exposure for product returns has increased as a result of increased sales of its existing products.

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

As a percentage of gross product revenue, the allowance for product returns was [__]%, 3.7% and 3.3% for the years ended December 31, 2009, 2008 and 2007, respectively. The Company typically applies a higher allowance for product returns on stocking orders in connection with an initial launch.”

In future Form 10-K filings, beginning with the Form 10-K for the fiscal year ended December 31, 2009, a new Schedule II will be included under Item 15 of Part IV of the Form 10-K, which will appear substantially as follows:

SCHEDULE II

The following table is a rollforward of the activity in the allowance for rebates, chargebacks and other discounts for the years ended December 31, 2009, 2008 and 2007:

($ in thousands)
December 31,
Allowance for Rebates, Chargebacks, and Other Discounts	2009	2008	2007

Beginning balance
Provision recorded during the period
Credits issued during the period

Ending balance

The following table is a rollforward of the activity in the allowance for product returns for the years ended December 31, 2009, 2008 and 2007:

($ in thousands)
December 31,
Allowance for Product Returns	2009	2008	2007

Beginning balance
Provision recorded during the period
Credits issued during the period

Ending balance

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

4. Stockholders’ Equity

Common Stock Warrants, page F-21

4.	Please tell us why your warrants issued in connection with your Facility Agreement qualified for permanent equity treatment in 2008. On page 13 of your September 30, 2009 Form 10-Q, you indicate that on January 1, 2009 you changed your accounting to classify these warrants as liabilities upon the adoption of the provisions of new guidance under FASB ASC 815-40. However, you do not appear to discuss the provisions of these warrants causing you to reclassify them. Please revise your disclosure to explain those provisions and why reclassification as a liability is warranted. Separately reference for us the authoritative literature you relied upon to support your original accounting and your revised accounting in 2009.

Company Response: The Company issued warrants upon execution of the Facility Agreement in September 2008. The Company’s initial analysis of this transaction was based on the authoritative literature in place as of the date of the transaction and December 31, 2008. Accordingly, the Company’s response for the original accounting references the authoritative literature pre-codification. Based on the Company’s analysis of this authoritative literature, the Company determined that the warrants should be classified as equity at the inception of the Facility Agreement.

On January 1, 2009, the Company adopted the provisions of the new guidance under FASB ASC 815-40 (EITF 07-05, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock, pre-codification) and re-evaluated the accounting treatment for the warrants in accordance with this new guidance. Due to the anti-dilutive provisions in the Warrant Agreement, which allow for additional shares to be issued should the Company issue additional equity with such additional warrants being issued at a price equal to the fair value of the common stock being issued, but not less than $1.41, the Company failed Step 2 of EITF 07-05 and the Company reclassified its warrants from equity to a liability.

The Company relied upon the following authoritative literature to determine the appropriate accounting treatment for this transaction:

•	SFAS No., 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150)

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Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

•	SFAS 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133)

•	Emerging Issues Task Force 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (EITF 00-19)

•	Emerging Issues Task Force 01-06, The Meaning of “Indexed to a Company’s Own Stock (EITF 01-06)

•	ASC 815-40 Derivatives and Hedging – Contracts in Entity’s Own Equity

Please see below for further discussion of the Company’s analysis of the applicable authoritative literature for both the original accounting treatment, as well as the Company’s analysis of the new guidance, effective January 1, 2009, and its applicability.

SFAS 150

Under the provisions of SFAS 150, classification of warrant valuation as a liability is required if the warrants meet any of the following criteria and embody:

•	An unconditional obligation to be redeemed by transferring assets (e.g., cash or other assets).

•	An obligation to repurchase the Company’s own equity shares that require a transfer of assets (e.g., contingently puttable warrants or warrants on puttable shares).

•

An unconditional obligation to transfer a variable number of shares or a conditional obligation to transfer a variable number of shares, and where the monetary value of the obligation is based solely or predominantly on:

o	a fixed monetary amount known at inception (e.g., “stock-settled debt”)

o	variations in something other than the fair value of the issuer’s equity shares (e.g., a contract to issue shares for an ounce of platinum), or

o	variations in the fair value of the issuer’s equity shares, but the monetary value to the counterparty moves in the opposite direction as the value of the issuer’s shares (e.g., net-share settled written put options, forward purchase contracts).

The warrants, based on their terms and characteristics, do not meet and embody the above criteria; thus they do not fall within the scope of SFAS 150 and therefore would not be classified as liabilities under SFAS 150.

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Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

SFAS 133

As the warrants are not within the scope of SFAS 150, they must be analyzed under SFAS 133 to determine whether they are derivative instruments. The warrants have all of the necessary characteristics of a derivative as defined in SFAS 133 (that is they have a notional amount and payment provision, contain one underlying, and can be net share settled). However, SFAS 133 provides an exemption from mark-to-market accounting for certain derivative financial instruments that meet two conditions: (i) they are indexed to the issuer’s own stock (the meaning of which is more fully defined in EITF 01-06) and (ii) they are classified by the issuer in shareholders’ equity (the conditions for which are more fully described in EITF 00-19).

EITF 01-06

In order for warrants to be ‘exempt’ from SFAS 133’s mark-to-market accounting requirements, the warrants must be indexed to the Company’s own stock. If the warrants are not indexed to the Company’s own stock, they would not be eligible for the ‘own stock’ exclusion provided for in paragraph 11(a) of SFAS 133 and must be accounted for as derivatives. Determining whether the warrants are indexed in the Company’s own stock requires analysis under EITF 01-06 (EITF 07-05 starting in January 2009 which will nullify EITF 01-06).

Analysis of the warrants under EITF 01-06 indicates that the warrants are indexed to the Company’s own stock, as the following conditions are met:

(1)	the contingency provisions that permit exercise or that provide for adjustment to the terms of the instrument are not based on (a) an observable market, other than the market for the issuer’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and

(2)	once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.

EITF 00-19

Generally, the following guidance applies with regards to such classifications (per paragraph 8 of EITF 00-19):

Equity

•	Contracts (or warrants) that require physical settlement or net-share settlement;

•

Contracts (or warrants) that give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met

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Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

Assets or liabilities:

•	Contracts (or warrants) that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company);

•	Contracts (or warrants) that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement)

Based upon the criteria set forth in paragraphs 12-32 of EITF 00-19, which outline the conditions necessary for warrants to be accounted for as equity, and the provisions of the Company’s warrants, the Company determined as of December 31, 2008 that the warrants should be accounted for as equity.

	EITF 00-19 Criteria	September 2008 Warrants
1	The contract permits the company to settle in unregistered shares.

Condition is met. The Warrant Agreement clearly states in Section 8, “Restrictions on Transfer”, paragraph (a) that “this Warrant has been issued in a transaction exempt from the registration requirements of the Securities Act by virtue of Regulation D …” The Company is not required to deliver registered shares.

In addition, we also note that consistent with the SEC Staff’s comments at the 2006 AICPA National Conference on Current SEC and PCAOB Developments, the issuance of the warrants was initially commenced under a private placement exemption and therefore should be completed under a private placement exemption (“private stays private”). Specifically, we note that a subsequent registration that is executed as required under a registrations rights agreement does not flip the initial “private” transaction to a “public” transaction.

2	The company has sufficient authorized and unissued shares available to settle the contract, considering all its other commitments.	Condition is met. The Company had 100 million authorized shares and, as of December 31, 2008, a total of approximately 39.3 million of the authorized shares were utilized for common stock (33.1 million) and options (6.2 million, including unvested). In excess of 60 million shares were available to cover the 15 million shares underlying the warrant contract.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,

MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED

SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

3	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	Condition is met. The Warrant Agreement contains an explicit limit on the number of shares to be delivered in a share settlement, or 15 million shares. Pursuant to the anti-dilution clause in the agreement (section 2.10(f)), the issuance of additional warrants concurrent with the subsequent equity transaction is within the control of the company and does not violate this EITF 00-19 test.
4	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	Condition is met. No such provision in the Warrant or related agreements exists.
5	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due.	Condition is met. No such provision exists in the agreements. There is no financial guaranteed financial return to the investors.
6	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	Condition is met. No such provision exists where a warrant holder would receive cash for its option for settlement of the warrants. The warrant holder does not have a put option.
7	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	Condition is met. The warrant holder is treated at the same rank as a common shareholder.
8	There is no requirement in the contract to post collateral at any time or for any reason.	Condition is met. The Company has no requirement to post any collateral in connection with the Warrant Agreement.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

As indicated above, EITF 07-5 “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”, or EITF 07-5, which was issued effective as of January 1, 2009, provided additional guidance resulting in fewer instruments being classified as equity and more being classified as derivatives and liabilities. The Company considered this new guidance and evaluated the accounting treatment for the warrants as of January 1, 2009, accordingly.

Generally, under EITF 07-05, entities should apply a two-step approach for determining whether the instrument is indexed to an entity’s own stock:

Step 1:

•	Evaluate the instrument’s contingent exercise provisions, if any. If this step does not indicate any precluding factors, then the analysis would proceed to Step 2.

Step 2:

•	Evaluate the instrument’s settlement provisions:
o	Does the settlement amount equal the difference between the fair value of a fixed number of the entity’s shares and a fixed amount of cash or other financial instruments?
o	Is the strike price or the number of shares underlying the instrument fixed?

	EITF 07-5 Criteria	September 2008 Warrants
Step 1	Evaluate the instrument’s contingent exercise provisions, if any.	Condition is met. The contingency provisions that permit exercise or that provide for adjustments to the terms of the instrument are not based on (a) an observable market, other than the market for the Company’s stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the Company’s own operations.
Step 2	Evaluate the instrument’s settlement provisions – Does the settlement amount equal the difference between the fair value of a fixed number of the entity’s shares and a fixed amount of cash or other financial instruments?	Condition is met. The instrument would be considered indexed to its own stock

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

	EITF 07-5 Criteria	September 2008 Warrants
Step 2	Evaluate the instrument’s settlement provisions – Is the strike price or the number of shares underlying the instrument fixed?	Condition is not met. The settlement price resets as a result of company sale of common stock at a lower price. The Warrant Agreement includes an anti-dilutive provision where additional warrants are issued, should the company issue additional equity, at a price equal to the fair value of the common stock, but not less than $1.41 (original warrant value).

Therefore, in response to the Staff’s comment, the Company is proposing to revise its disclosure in the Notes to the Consolidated Financial Statements relating to warrant valuation in future 10-K filings, substantially as follows (additions to existing disclosure have been underlined for the Staff’s convenience):

“During 2008, the warrants issued in connection with the Facility Agreement qualified under ASC 815-40 Derivatives and Hedging – Contracts in Entity’s Own Equity, or ASC 815-40, for classification as equity and their then fair market value of $10.3 million was recorded as additional paid-in capital and discount on debt, to be amortized over the term of the Facility Agreement, or five years. On January 1, 2009, the warrants were reclassified from equity to a liability and recorded at estimated fair value as a result of the implementation of EITF 07-5, which provided additional requirements to determine if the warrants were indexed to the Company’s stock.

Specifically, because of the anti-dilutive provisions in the Warrant Agreement, where additional warrants might be issued should the Company issue additional equity, with such additional warrants being issued at a price equal to the fair value of the common stock being issued, but not less than $1.41, the Company was required to reclassify the warrants to a liability.

The value of the warrants decreased by $3.8 million from the date of issuance to January 1, 2009. As of January 1, 2009, the cumulative effect of adopting ASC 815-40 was a reduction to additional paid-in capital of $10.3 million to reclassify the value of the warrants from equity to a liability and a decrease in accumulated deficit of $3.8 million to reflect the change in the value of the warrants between their issuance date and January 1, 2009. For the three and nine months ended September 30, 2009, the Company recorded $3.4 million and $50.7 million, respectively, in a loss on warrant valuation to record the warrants at their estimated market value of $57.3 million as of September 30, 2009.”

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

5. Commitments and Contingencies

Facility Agreement, page F-26

5.	You disclose that because the consummation of certain change in control transactions results in a premium of the outstanding principal, the premium feature is an embedded derivative requiring bifurcation from the host debt instrument. Please explain to us your accounting and reference for us the authoritative literature you rely upon to support your accounting.

Company Response: In September and October 2008, the Company issued $65 million in debt with 15 million warrants with an exercise price of $1.41. Included in the Facility Agreement were certain change in control provisions.

The lender’s option to redeem the debt upon the occurrence of a Major Transaction (as defined in the terms of the Warrant Agreement) at its sole discretion at a premium (due to a contractual put premium of 10% and original issue discount on the credit facility) is NOT clearly and closely related to the host contract because (a) it may involve a significant discount/premium (see paragraph 61(d) of SFAS 133) and (b) due to the possible future interest rate scenario under which the embedded derivatives would at least double the holders’ initial rate of return (see paragraph 13 of FAS 133).

The first is the put premium of 10% in the event of a major transaction. If this put premium is triggered in the early part of the first year, the holders would receive more than double their “earned” rate of return. Additionally, the 10% premium is significant and results from a contingently exercisable option. Paragraph 61(d) of SFAS 133 would therefore require this put feature to be bifurcated from the credit facility and separately accounted for as a derivative.

The second is the original issue discount. Because of the significant discount applied to the par value of the debt (discount being the fair value of the warrants issued), if there was a major transaction within the first two years, the holders’ “earned” rate of return would more than double their initial rate of return. Also this situation could also result in the put being exercised where there is a significant unamortized discount on the credit facility.

As a result, the Company bifurcated the derivative from the host debt instrument and recorded the derivative at fair value as a liability. The derivative is then marked-to-market at each quarter end with an offsetting entry to the income statement.

Therefore, in response to the Staff’s comment, the Company believes its disclosure in the Notes to the Consolidated Financial Statements relating to the Facility Agreement is sufficient. The existing disclosure is set forth below:

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

“Because the consummation of certain change in control transactions results in a premium of the outstanding principal, the premium feature is a derivative that is required to be bifurcated from the host debt instrument and recorded at fair value at each quarter end. The value of the derivative at September 30, 2009 is $0.3 million, as compared to $1.5 million at December 31, 2008. The derivative will be marked-to-market and adjusted quarterly through earnings.

On September 30, 2009 the Company had total indebtedness under the Facility Agreement of $65 million, which excludes an unamortized discount of $8.6 million and the value of the derivative of $0.3 million.”

Form 10-K/A filed April 28, 2009

Definitive Proxy Statement filed October 30, 2009

Annual Cash Bonus Plan

6.	We note that bonus payments are based upon the Compensation Committee’s consideration of corporate goals and performance objectives and the qualitative performance of each officer during the previous year. The Compensation Discussion and Analysis does not disclose the sales achievement and expense target or the individual performance objectives the Compensation Committee considered to determine your executive officers’ bonus payments. Please provide us with draft disclosure for your 2010 proxy statement which provides the following:

•	A more detailed specific description and quantification of each of the individual and corporate goals and performance objectives; and

•	A discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that these criteria are quantified, the discussion in your proxy statement should also be quantified. To the extent the company’s corporate goals include threshold, target and maximum amounts, please include such information for each individual goal component. Additionally, confirm that you will discuss the level of achievement of each of the objectives.

Company Response: In response to the Staff’s Comment, the Company has prepared the following draft disclosure for its proxy statement for the 2010 Annual Meeting of Stockholders (and for any other 2010 filing requiring disclosure under Item 402(b) of Regulation S-K). The draft disclosure includes the specific 2009 financial targets that comprise the Company’s financial objectives for purposes of the Company’s 2009 annual cash bonus plan. This draft disclosure is prepared on the basis of a number of assumptions, including with respect to the officers who will

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

constitute named executive officers for purposes of fiscal 2009 disclosures, and therefore the actual disclosure for the Company’s 2010 proxy statement may differ based upon changes in those assumptions or with respect to the actual compensation actions taken by the Board of Directors or the Compensation Committee of the Board of Directors, as the case may be, following the filing of this correspondence. The Company also confirms that its 2010 proxy statement will discuss the actual level of achievement of each of the objectives identified in the draft tabular disclosure below.

Therefore, the enhanced disclosure will be substantially as follows:

“Annual Cash Bonus Plan

In February 2009, the Board of Directors, upon recommendation of the Board’s Compensation Committee, adopted a cash bonus plan, or the Bonus Plan. Under the Bonus Plan, participating executive officers and employees were eligible to earn cash bonus compensation based on 2009 corporate and individual performance. The Bonus Plan is designed to reward achievement of predetermined Company and individual goals. No bonus is guaranteed to any executive.

In 2009, the Bonus Plan was weighted on achievement of specific financial goals that we believe are appropriate for a commercial pharmaceutical company of our size. For 2009, funding for the Bonus Plan was weighted 60% on achievement of specific financial goals and 40% on achievement of specific milestones, as discussed further below. Under the Bonus Plan, executives were eligible to receive all or a portion of a target bonus expressed as a percentage of their respective base salaries.

With respect to our 2009 financial goals (60% of the total bonus opportunity), the Board of Directors, upon recommendation of the Compensation Committee, adopted guidelines to determine tiered funding based on achieving net revenue of $[***] million and net loss not exceeding $[***] million, excluding the valuation of the warrants issued in connection with the 2008 Facility Agreement. Achievement is measured based on a percentage of the target amounts indicated in the preceding sentence, with 70% achievement being the minimum and yielding an initial funding of 70% of the Bonus Plan. However, regardless of any minimum funding amounts and objective achievement determinations, Bonus Plan funding continues to be at the discretion of the Board of Directors. The portion of the funding of the Bonus Plan that was based on milestones (40% of the total bonus opportunity) involved obtaining U.S. Food and Drug Administration approval for Bepreve®. The Board of Directors considered these goals and milestones as challenging to achieve and were set to focus executive attention on key accomplishments that would enhance our long-term value.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

Under the pre-established funding guidelines for the financial portion of the bonus (60% of the total bonus opportunity) and the milestone portion of the bonus (40% of the opportunity), the funding of the Bonus Plan was at [__]% for fiscal 2009.

Once the Board of Directors has established the funding level for the Bonus Plan, individual determinations of bonuses are calculated for the CEO and the other Named Executive Officers based on their achievement of specific goals appropriate to their roles in the Company. The CEO’s goals are identical to our funding goals, so he is measured 60% on financial performance and 40% on achievement of our specific milestone goals. Other Named Executive Officer goals are based on other individual-specific goals, as described further in the table below. These goals are challenging to achieve and set to focus executive attention on key accomplishments that will enhance our long-term value.

The 2009 personal objectives for each of our Named Executive Officers, along with their relative weight and level of achievement, are as follows:

Named Executive Officer	Position	2009 Base Salary	Incentive Target(1)	Objective	Objective Weight	Level of Achievement(2)
Vicente Anido, Jr., Ph.D.	President and Chief Executive Officer	$[***]	65%	Company to achieve total sales revenue of $[***] million and net loss of $[***] million	60%	%
				Company to obtain U.S. Food and Drug Administration approval for Bepreve	40%	%
Lauren P. Silvernail	Chief Financial Officer and Vice President, Corporate Development	$[***]	50%	[***]	20%	%

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

				[***]	20%
				[***]	20%
				[***]	20%
				[***]	20%	%
Marvin J. Garrett	Vice President, Regulatory Affairs, Quality, and Compliance	$[***]	40%	[***]	60%	%
				[***]	20%	%
				[***]	10%	%
				[***]	10%	%
Thomas A. Mitro	Vice President, Sales and Marketing	$[***]	45%	[***]	60%	%
				[***]	30%	%
				[***]	10%	%
Timothy McNamara	Vice President, Clinical Research and Medical Affairs	$[***]	40%	[***]	60%	%
				[***]	20%	%
				[***]	10%	%
				[***]	10%	%

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,

MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED

SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

(1) Targets expressed as a percentage of the executive officer’s 2009 base salary.

(2) At the conclusion of the year, the Board of Directors will determine the actual level of achievement by Dr. Anido of his specific goals, based on the Compensation Committee’s recommendation, and the Compensation Committee will determine the actual level of achievement by each other named executive officer of his or her specific goals, based on Dr. Anido’s recommendation.

The Compensation Committee was responsible for evaluating the individual performance of the CEO for the 2009 fiscal year and for submitting to the Board of Directors the Compensation Committee’s recommendation regarding the amount of the cash bonus payable to the CEO under the Bonus Plan. The Compensation Committee’s recommendations were initially based upon the Company’s actual level of achievement of the corporate financial and milestone goals, with achievement of 100% of a corporate goal initially yielding 100% funding of the portion of the CEO’s bonus represented by that particular target. However, following that objective determination, the Compensation Committee also considers other relevant factors when submitting its recommendations to the Board of Directors, and may adjust the recommended amount accordingly. The adjustment accounts for other factors that may have impacted corporate performance and the CEO’s role in achieving those results. Thus, the Compensation Committee uses a quantitative approach to measure achievement of objective criteria, but also exercises appropriate discretion in recommending and determining performance compensation, and can recommend a bonus in excess of or less than the previously established target bonus or the amounts resulting from the objective achievement calculations. The Board of Directors has the final authority to approve the Compensation Committee’s recommendation regarding the amount of the cash bonus payable, if any, to the CEO under the Bonus Plan.

The CEO was responsible for evaluating each participating executive officer’s 2009 performance and for submitting to the Compensation Committee his recommendations regarding the amount of the cash bonus payable to each such executive officer. The CEO’s recommendations were initially based upon the CEO’s assessment of each executive officer’s actual level of achievement of his or her individual goals for 2009, with achievement of 100% of a performance target yielding an initial funding of the portion of the individual’s bonus represented by that particular target equal to 100% multiplied by the overall percentage of Bonus Plan funding. However, following that objective determination, the CEO also considers other relevant factors when submitting his recommendations to the Compensation Committee, and may adjust the recommended amount accordingly. The adjustment accounts for other factors that may have impacted performance and the executive officer’s role in achieving corporate results. Thus, the CEO uses a quantitative approach to measure achievement of objective criteria, but also exercises appropriate discretion in recommending and determining performance compensation, and can

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

recommend bonuses in excess of or less than the previously established target bonuses or the amounts resulting from the objective achievement calculations. The Compensation Committee has the final authority to approve the CEO’s recommendations regarding the amount of the cash bonus, if any, payable to each executive officer under the Bonus Plan.”

7.	We note the statement that the specific details of the company’s financial goals and milestones as well as the specific details of the financial and department specific goals are confidential information the disclosure of which could cause you financial harm. Please tell us the aspects of these goals and milestones that you believe constitute confidential information. Please present a comprehensive analysis supporting your conclusion that the disclosure of this information would cause competitive harm if disclosed. To avoid the disclosure of the sensitive information in the analysis when our comment letters are released publicly, you may submit a confidential treatment request pursuant to Rule 83.

Company Response: The Company refers the Staff to the draft disclosure included in the Company’s response to Comment 6 above, which disclosure provides a more detailed description and quantification of the corporate and individual performance targets. Please note, however, that the version of this letter filed via EDGAR omits certain confidential disclosures, which have been denoted by bracketed asterisks (e.g., [***]) (the “Confidential Disclosures”), for which the Company hereby requests confidential treatment in reliance upon Instruction 4 to Item 402(b) of Regulation S-K and the guidance provided in 17 C.F.R. § 200.83 (“Rule 83”). The Confidential Disclosures relate to corporate financial targets, product-related or product candidate-related milestone goals, operational strategies, and individual performance goals. The unredacted Confidential Disclosures have been included in a separate letter delivered to the Division of Corporate Finance and the Freedom of Information Act (“FOIA”) Office.

The Company respectfully notes that it relies upon Instruction 4 to Item 402(b) of Regulation S-K and the guidance provided in Rule 83 to omit having to prospectively disclose the Confidential Disclosures, which constitute confidential commercial or financial information of significant competitive value that the Company has not yet disclosed to the public. The Company transacts business in the highly competitive ophthalmic pharmaceutical industry, and being required to disclose the Confidential Disclosures on a forward-looking basis would cause substantial economic harm to the Company’s competitive position and falls within the type of information protected and not required to be disclosed under Section 552(b)(4) of the FOIA and National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and Burke Energy Corporation v. Department of Energy, 583 F.Supp. 507 (1984). Section 552(b)(4) of the FOIA exempts “commercial or financial information obtained from a person and privileged or confidential” from public disclosure. This exemption covers two broad categories of information: (a) commercial or financial information, and (b) privileged or confidential information. Under the case law’s established criteria, commercial or financial information will be deemed “confidential” if disclosure

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” See, e.g., Morton. The Company believes that prospective disclosure of the Confidential Disclosures would cause substantial harm to its competitive position.

If the Company is required to disclose the Confidential Disclosures pertaining to performance target levels or milestone goals before it publicly releases such information to the public, it would be informing its competitors in advance of its revenue and other financial and operational expectations and priorities for the applicable fiscal year, without the Company having necessarily obtained similar insight into the plans, expectations and strategies of its competitors. The disclosure of such targets and goals would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, the Company’s plans and priorities, including its plans for revenue growth, profitability, operational focus, product goals and regulatory strategies, and allocation of resources within the Company. In addition, competitors could implement tactics to prevent the Company from achieving its various goals and strategies.

The Company’s competitors could also use information regarding the financial targets to unfairly compete with the Company, which would be harmful to the Company’s business and its future operations. Providing revenue and other financial targets on a forward-looking basis in addition to all of the information that is already publicly available could allow the Company’s competitors to ascertain the Company’s profitability goals and provide them with competitively useful insights into the pricing structure that the Company utilizes or is likely to utilize. As such, the Company’s competitors could adjust the price of their products and attempt to undercut the Company.

Moreover, disclosing such financial performance targets prospectively could reduce the Company’s bargaining position in negotiating pricing terms with customers and potential customers. Disclosing the Company’s financial performance targets may cause customers to believe that the Company’s pricing structure is overly favorable for the Company and lead to discontent among the Company’s customers, or could enable customers to ascertain the Company’s profitability goals and utilize such information to negotiate pricing terms. Customers can generally stop doing business with the Company for any reason at any time without notice or penalty. As such, customer discontent arising from any perceived unfavorable pricing could have a material adverse effect on the Company’s business and results of operations.

In addition, disclosing such information could have detrimental effects on the Company’s negotiations with its vendors and suppliers by allowing them to assess the Company’s profitability goals and potential profit margins when pricing services and goods. Disclosing financial targets could enable the Company’s vendors and suppliers to use such information to negotiate higher fees for their services and products. Similarly, such disclosure could inhibit the Company’s ability to negotiate price concessions from its vendors.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

Competitors could also use the Confidential Disclosures pertaining to operational strategy and individual performance goals to lure the Company’s executive officers from the Company by offering more attractive incentives based upon easier-to-achieve performance targets. As previously discussed in the Company’s filings with the Staff, the Company depends upon the experience and expertise of its executive management team, and the loss of one or more of the Company’s executive officers could damage the Company and its stockholders because of the loss in general and in Company-specific experience.

The disclosure of the Confidential Disclosures may also lead investors and others to make various assumptions about the Company’s business that may not be accurate. As a public company, the Company will periodically provide certain information and may, in certain circumstances, provide guidance regarding the Company’s results of operations. The prospective disclosure of the Confidential Disclosures could lead investors and analysts to make assumptions about the Company and its business that are not accurate and lead to confusion regarding the actual results. Moreover, if these targets and goals are in the public domain and we fail to achieve them, it is more likely that our stock price will be more volatile and this could, in turn, adversely affect our ability to compete for executive talent and could subject us to expensive litigation or disputes.

The Company further believes that the prospective disclosure of more detailed information concerning the Confidential Disclosures is not necessary for, or relevant to the protection of, its investors and that, although significant to its Board of Directors and management, this information is not material to the Company’s shareholders’ general understanding of its business or prospects.

The Company confirms, however, that it will disclose the Confidential Disclosures in its annual report to its stockholders and in other filings where applicable, on a retrospective basis.

Thus, for the foregoing reasons the Company believes disclosure of the Confidential Disclosures on a prospective basis will make it substantially more difficult for it to achieve its business, financial, and operational strategies and will cause significant economic harm to its competitive position, which could be harmful to its stockholders. Accordingly, for all of the reasons outlined above, the Company requests that it not be required to provide such information prospectively under the guidance provided by Instruction 4 to Item 402(b) and Rule 83.

If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, the Company requests in accordance with Rule 83 that it be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that it may further substantiate the foregoing request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned.

*        *        *        *        *

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*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

ISTA Pharmaceuticals, Inc. in connection with

Form 10-K for the Fiscal Year Ended December 31, 2008

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement filed October 30, 2009

File No. 0-31255

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 788-5302, or Lawrence B. Cohn, the Company’s legal counsel, at (949) 725-4132.

Very truly yours,

ISTA PHARMACEUTICALS, INC.

/s/ Lauren P. Silvernail
Lauren P. Silvernail Chief Financial Officer and Vice President, Corporate Development

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT,

MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED

SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83